EXHIBIT 99.1

Equinor ASA: Key information relating to proposed cash dividend for fourth quarter 2023

Key information relating to the proposed cash dividends to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for fourth quarter 2023.

Ordinary cash dividend amount: 0.35

Extraordinary cash dividend amount: 0.35

Announced currency: USD

Last day including rights: 14 May 2024

Ex-date: 15 May 2024

Record date: 16 May 2024

Payment date: 28 May 2024

Date of approval: the proposed cash dividends are subject to approval by the annual general meeting of Equinor ASA on 14 May 2024.

Other information: The cash dividends per share in NOK will be communicated 24 May 2024.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.